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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. __)*

                        JARDINE FLEMING INDIA FUND, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    471112102
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                December 14, 2001
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ ]   Rule 13d-1(b)

[X]   Rule 13d-1(c)

[ ]   Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the "Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G


----------------------------------------------------------------------------------------------------------------------
CUSIP No. 471112102
---------- -----------------------------------------------------------------------------------------------------------
1)         Name of Reporting Persons
           I.R.S. Identification No. of Above Persons (entities only)

           THE VALUE CATALYST FUND LIMITED
           NO I.R.S. IDENTIFICATION NO.
---------- -----------------------------------------------------------------------------------------------------------
2)         Check the Appropriate Box if a Member of a Group (See Instructions)                            (a) [X]

                                                                                                          (b) [ ]
---------- -----------------------------------------------------------------------------------------------------------
3)         SEC Use Only

---------- -----------------------------------------------------------------------------------------------------------
4)         Citizenship or Place of Organization

           CAYMAN ISLANDS
-------------------- ------- -----------------------------------------------------------------------------------------
                     5)      Sole Voting Power
                             0
     Number of
      Shares         ------- -----------------------------------------------------------------------------------------
   Beneficially      6)      Shared Voting Power
     Owned by                52,850 SHARES
       Each          ------- -----------------------------------------------------------------------------------------
     Reporting       7)      Sole Dispositive Power
      Person                 0
        with         ------- -----------------------------------------------------------------------------------------
                     8)      Shared Dispositive Power
                             52,850 SHARES
---------- -----------------------------------------------------------------------------------------------------------
  9)       Aggregate Amount Beneficially Owned by Each Reporting Person
           52,850 SHARES
---------- -----------------------------------------------------------------------------------------------------------
10)        Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)            [ ]

---------- -----------------------------------------------------------------------------------------------------------
11)        Percent of Class Represented by Amount in Row (11)
           0.8%
---------- -----------------------------------------------------------------------------------------------------------
12)        Type of Reporting Person (See Instructions)

           IV*
---------- -----------------------------------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.


---------------------------------------------------------------------------------------------------------------------
CUSIP No. 471112102
---------------------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          LAXEY INVESTORS LIMITED
          NO I.R.S. IDENTIFICATION NO.
--------- -----------------------------------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)                         (a)    [X]
                                                                                                      (b)    [ ]
--------- -----------------------------------------------------------------------------------------------------------
3)        SEC Use Only

--------- -----------------------------------------------------------------------------------------------------------
4)        Citizenship or Place of Organization
          BRITISH VIRGIN ISLANDS
-------------------- ------- ----------------------------------------------------------------------------------------
                     5)      Sole Voting Power
     Number of               0
      Shares         ------- ----------------------------------------------------------------------------------------
   Beneficially      6)      Shared Voting Power
     Owned by                160,503 SHARES
       Each          ------- ----------------------------------------------------------------------------------------
     Reporting       7)      Sole Dispositive Power
      Person                 0
        With         ------- ----------------------------------------------------------------------------------------
                     8)      Shared Dispositive Power
                             160,503 SHARES
                     ------------------------------------------------------------------------------------------------
  9)      Aggregate Amount Beneficially Owned by Each Reporting Person
          160,503 SHARES
--------- -----------------------------------------------------------------------------------------------------------
10)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)            [  ]

--------- -----------------------------------------------------------------------------------------------------------
11)       Percent of Class Represented by Amount in Row (11)
          2.5%
--------- -----------------------------------------------------------------------------------------------------------
12)       Type of Reporting Person (See Instructions)
          IV*
--------- -----------------------------------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.

---------------------------------------------------------------------------------------------------------------------
CUSIP No. 471112102
---------------------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          LAXEY PARTNERS LIMITED
          NO I.R.S. IDENTIFICATION NO.
--------- -----------------------------------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)                         (a)    [X]
                                                                                                      (b)    [ ]
--------- -----------------------------------------------------------------------------------------------------------
3)        SEC Use Only

--------- -----------------------------------------------------------------------------------------------------------
4)        Citizenship or Place of Organization
          ISLE OF MAN
-------------------- ------- ----------------------------------------------------------------------------------------
                     5)      Sole Voting Power
     Number of               0
      Shares         ------- ----------------------------------------------------------------------------------------
   Beneficially      6)      Shared Voting Power
     Owned by                331,503 SHARES
       Each          ------- ----------------------------------------------------------------------------------------
     Reporting       7)      Sole Dispositive Power
      Person                 0
        With         ------- ----------------------------------------------------------------------------------------
                     8)      Shared Dispositive Power
                             331,503 SHARES
--------- -----------------------------------------------------------------------------------------------------------
  9)      Aggregate Amount Beneficially Owned by Each Reporting Person
          331,503 SHARES
--------- -----------------------------------------------------------------------------------------------------------
10)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)            [ ]

--------- -----------------------------------------------------------------------------------------------------------
11)       Percent of Class Represented by Amount in Row (11)
          5.1%
--------- -----------------------------------------------------------------------------------------------------------
12)       Type of Reporting Person (See Instructions)
          IV*
--------- -----------------------------------------------------------------------------------------------------------

*Not registered under the Investment Company Act of 1940.


---------------------------------------------------------------------------------------------------------------------
CUSIP No. 471112102
---------------------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          COLIN KINGSNORTH
--------- -----------------------------------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)                         (a)     [X]
                                                                                                      (b)     [ ]
--------- -----------------------------------------------------------------------------------------------------------
3)        SEC Use Only

--------- -----------------------------------------------------------------------------------------------------------
4)        Citizenship or Place of Organization
          BRITISH
-------------------- ------- ----------------------------------------------------------------------------------------
                     5)      Sole Voting Power
     Number of               0
      Shares         ------- ----------------------------------------------------------------------------------------
   Beneficially      6)      Shared Voting Power
     Owned by                331,503 SHARES
       Each          ------- ----------------------------------------------------------------------------------------
     Reporting       7)      Sole Dispositive Power
      Person                 0
        With         ------- ----------------------------------------------------------------------------------------
                     8)      Shared Dispositive Power
                             331,503 SHARES
--------- -----------------------------------------------------------------------------------------------------------
  9)      Aggregate Amount Beneficially Owned by Each Reporting Person
          331,503 SHARES
--------- -----------------------------------------------------------------------------------------------------------
10)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)            [ ]

--------- -----------------------------------------------------------------------------------------------------------
11)       Percent of Class Represented by Amount in Row (11)
          5.1%
--------- -----------------------------------------------------------------------------------------------------------
12)       Type of Reporting Person (See Instructions)
          IN
--------- -----------------------------------------------------------------------------------------------------------


---------------------------------------------------------------------------------------------------------------------
CUSIP No. 471112102
---------------------------------------------------------------------------------------------------------------------
1)        Name of Reporting Persons
          I.R.S. Identification No. of Above Persons (entities only)

          ANDREW PEGGE
--------- -----------------------------------------------------------------------------------------------------------
2)        Check the Appropriate Box if a Member of a Group (See Instructions)                         (a)     [X]
                                                                                                      (b)     [ ]
--------- -----------------------------------------------------------------------------------------------------------
3)        SEC Use Only

--------- -----------------------------------------------------------------------------------------------------------
4)        Citizenship or Place of Organization
          BRITISH
--------- -----------------------------------------------------------------------------------------------------------
                     5)      Sole Voting Power
     Number of               0
      Shares         ------- ----------------------------------------------------------------------------------------
   Beneficially      6)      Shared Voting Power
     Owned by                331,503 SHARES
       Each          ------- ----------------------------------------------------------------------------------------
     Reporting       7)      Sole Dispositive Power
      Person                 0
        With         ------- ----------------------------------------------------------------------------------------
                     8)      Shared Dispositive Power
                             331,503 SHARES
--------- -----------------------------------------------------------------------------------------------------------
 9)      Aggregate Amount Beneficially Owned by Each Reporting Person
          331,503 SHARES
--------- -----------------------------------------------------------------------------------------------------------
10)       Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)            [ ]

--------- -----------------------------------------------------------------------------------------------------------
11)       Percent of Class Represented by Amount in Row (11)
          5.1%
--------- -----------------------------------------------------------------------------------------------------------
12)       Type of Reporting Person (See Instructions)
          IN
--------- -----------------------------------------------------------------------------------------------------------

                                  SCHEDULE 13G


Item 1(a) Name of Issuer:

This statement on Schedule 13G relates to the Reporting Persons' (as defined in Item 2 below) beneficial ownership interest in Jardine Fleming India Fund, Inc., a Maryland corporation (the "Fund").

     1(b) Address of Issuer's Principal Executive Offices:

c/o Mitchell Hutchins Management Inc.
1285 Avenue of the Americas
New York, New York  10019

Items 2(a) Names of Persons Filing:

This statement is being filed jointly by (i) The Value Catalyst Fund Limited, a Cayman Islands company ("Catalyst"); (ii) Laxey Investors Limited, a British Virgin Islands company ("LIL"); (iii) Laxey Partners Limited, an Isle of Man company ("Laxey"); (iv) Colin Kingsnorth, a British citizen ("Kingsnorth"); and
(v) Andrew Pegge, a British citizen ("Pegge" and, collectively with Catalyst, LIL, Laxey, and Kingsnorth, the "Reporting Persons").

     2(b) and 2(c) Address of Principal Business Office or, if none, Residence and Citizenship:

Catalyst, a Cayman Islands company, is a private investment company formed in May 2000 and created to allow investors to take advantage of investment opportunities in closed-end funds and similar investment entities. The address of Catalyst's principal business and principal office is P.O. Box 309, Ugland House, South Church Street, George Town, Grand Cayman, Cayman Islands, British West Indies.

LIL, a British Virgin Islands company, is a private investment company formed in March 1999 and created to allow investors to take advantage of investment opportunities in closed-end funds and similar investment entities. The address of LIL's principal business and principal office is Akara Building, 24 De Castro Street, Wickams Cay I, Road Town, Tortola, British Virgin Islands.

Laxey, an Isle of Man company, is the investment manager for each of Catalyst and LIL, subject to the overall control of the directors of each of these entities. Formed in November 1998, Laxey is a global active value fund manager specializing in arbitrage-led investment. The address of Laxey's principal business and principal office is Stanley House, 7-9 Market Hill, Douglas, Isle of Man IM1 2BF.

Each of Messrs. Kingsnorth and Pegge own one half of the outstanding equity of Laxey. Kingsnorth's principal occupation is that of portfolio manager and director of Laxey. Kingsnorth is a British citizen. His business address is 28 Chelsea Wharf, Lots Road, London, SW10 0QJ, United Kingdom. Pegge's principal occupation is also that of portfolio manager and director of

Laxey and his business address is Stanley House, 7-9 Market Hill, Douglas, Isle of Man, IM1 2BF, United Kingdom. Pegge is a British citizen.

     2(d) Title of Class of Securities: Common Stock

     2(e) CUSIP Number:

               471112102

Item 3. If this statement is filed pursuant to ss.ss. 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

    (a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C.
            78o).

    (b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

    (c) [ ] Insurance company as defined n section 3(a)(19) of the Act (15 U.S.C. 78c).

    (d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

    (e) [ ] An investment advisor in accordance with ss. 240.13d-1(b)(1)(ii)(E);

    (f) [ ] An employee benefit plan or endowment fund in accordance with ss. 240.13d-1(b)(1)(ii)(F);

    (g) [ ] A parent holding company or control person in accordance with s 240.13d-1(b)(1)(ii)(G);

    (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

    (i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

    (j) [ ] Group, in accordance with ss. 240. 13d-1(b)(1)(ii)(J).

        Not applicable. This statement is not being filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c).

Item 4. Ownership

     4(a) and 4(b) Amount Beneficially Owned and Percent of Class:

As of the date hereof, Catalyst, together with Laxey, Kingsnorth and Pegge are the beneficial owners of 52,850 shares of Common Stock, which represent approximately 0.8% of the issued and outstanding Common Stock of the Fund. As of the date hereof, LIL, together with Laxey, Kingsnorth and Pegge are the beneficial owners of 160,503 shares of Common Stock, which represent approximately 2.5% of the issued and outstanding shares of the Common Stock. In addition, as of the date hereof, Laxey, Kingsnorth and Pegge are the beneficial owners of 118,150 shares of Common Stock pursuant to Laxey's discretionary authority over one or more accounts held and managed for unaffiliated third parties (the "Accounts"). The Accounts represent approximately 1.8% of the issued and outstanding shares of the Common Stock. Each of the Accounts are terminable at any time by the respective third parties, for which the account is held, upon providing written notice to Laxey. Accordingly, Laxey, Kingsnorth and Pegge are, as of the date hereof, beneficial owners of an aggregate of 331,503 shares of Common Stock, constituting approximately 5.1% of the shares of Common Stock outstanding. No other person identified in Item 2 beneficially owns any shares of Common Stock.

       4(c) Number of shares as to which such person has: (i) SOLE POWER TO VOTE OR TO DIRECT THE VOTE, (II) SHARED POWER TO VOTE OR TO DIRECT THE VOTE,
       (III) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF, AND (IV) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF:

As of the date hereof, Laxey, Kingsnorth and Pegge share with Catalyst the power to vote and dispose of 52,850 shares of Common Stock. As of the date hereof, Laxey, Kingsnorth and Pegge share with LIL the power to vote and dispose of 160,503 shares of Common Stock. In addition, as of the date hereof, Laxey, Kingsnorth and Pegge have sole voting and dispository power with respect to the 118,150 shares of Common Stock held in the Accounts. Accordingly, Laxey, Kingsnorth and Pegge, as of the date hereof, have voting power and dispositive power over an aggregate of 331,503 shares of Common Stock, constituting approximately 5.1% of the shares of Common Stock outstanding. No other person identified in Item 2 shares the power to vote or dispose of any shares of Common Stock.

Item 5. Ownership of Five Percent or Less of a Class:

Not Applicable.

Item 6. Ownership of More than Five Percent on Behalf of Another Person:

Not Applicable.

Item 7. Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company:

Not Applicable.

ITEM 8. IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

The information for this item is contained elsewhere in this Schedule 13G and is incorporated herein by reference. See also Exhibit A annexed hereto.

ITEM 9. NOTICE OF DISSOLUTION OF GROUP:

Not Applicable.

ITEM 10. CERTIFICATION:

         By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES


         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  December 21, 2001

                                            THE VALUE CATALYST FUND LIMITED


                                            By: /s/James McCarthy
                                               -------------------------------
                                                Name:  James McCarthy
                                                Title: Director


                                            LAXEY INVESTORS LIMITED



                                            By: /s/Andrew Pegge
                                               -------------------------------
                                                Name:  Andrew Pegge
                                                Title: Director


                                            LAXEY PARTNERS LIMITED



                                            By: /s/Andrew Pegge
                                               -------------------------------
                                                Name:  Andrew Pegge
                                                Title: Director


                                                /s/ Colin Kingsnorth
                                            -------------------------------
                                            Colin Kingsnorth




                                               /s/Andrew Pegge
                                             -------------------------------
                                             Andrew Pegge

                                    EXHIBIT A

                            AGREEMENT OF JOINT FILING

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing with all other persons signatory below of a statement on Schedule 13G or any amendments thereto, with respect to the common stock of JARDINE FLEMING INDIA FUND, INC., and that this Agreement be included as an attachment to such filing.

This Agreement may be executed in any number of counterparts each of which shall be deemed an original and all of which together shall be deemed to constitute one and the same Agreement.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement on the 21st day of December, 2001.

                                          THE VALUE CATALYST FUND LIMITED


                                          By: /s/James McCarthy
                                             -------------------------------
                                              Name:  James McCarthy
                                              Title: Director


                                          LAXEY INVESTORS LIMITED



                                          By: /s/Andrew Pegge
                                             -------------------------------
                                              Name:  Andrew Pegge
                                              Title: Director


                                          LAXEY PARTNERS LIMITED



                                          By: /s/Andrew Pegge
                                             -------------------------------
                                              Name:  Andrew Pegge
                                              Title: Director


                                              /s/Colin Kingsnorth
                                          -------------------------------
                                          Colin Kingsnorth


                                              /s/Andrew Pegge
                                           -------------------------------
                                           Andrew Pegge